

November 14, 2011

<u>Via E-mail</u>
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Boulevard, No. 8
South San Francisco, CA 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Form 8-K**
> **Filed May 16, 2011, as amended on June 8, 2011 and August 12, 2011**
> **File No. 000-54014**

Dear Mr. Singh:

    We have reviewed your October 25, 2011 response to our September 8, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 16, 2011, as amended on June 8, 2011

1. We note that you have not yet responded to comments 1, 2 and 5 of our September 8, 2011 comment letter and advise you that we may have additional comments based on the information you provide in response to these items.

Item 1A. Risk Factors, page 21

"Because we became a public company by means of a reverse merger, we may not be able to attract the attention of major brokerage firms." page 37

2. We note your response to our prior comment 3 and we reissue the comment. In order to ensure that the disclosure as provided is complete and without ambiguity, please revise your disclosure to describe the "additional risks" that may exist because the company became public through a reverse merger transaction as the potential risks appear to be

material information concerning you and your business. Please see Rule 12b-20 of the Securities Exchange Act of 1934 which describes "additional information" required to be disclosed in a filing.

Item 5. Directors and Executive Officers, page 53

3. We note your response to our prior comment 4 and we reissue the comment. As previously noted, a reference to each individual's experience in the biotechnology industry alone is not sufficient. Please revise your disclosure to also discuss the specific qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company. See Item 401(e)(1) of Regulation S-K for guidance.

Form 8-K/A filed August 12, 2011

4. Please revise the disclosure you proposed in response to our prior comment 6 to clarify how you recognize revenue proportionately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
November 14, 2011
Page 3

        You may contact Keira Ino at (202) 551-3659 or Mary Mast at (202) 551-3613 if you
have questions regarding comments on the financial statements and related matters. Please
contact Laura Crotty at (202) 551-3563 or Jennifer Riegel at (202) 551-3575 with any other
questions.

                                                Sincerely,

                                                /s/ Jennifer Riegel for

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: William T. Hart (Hart & Trinen, L.L.P.)